

Mail Stop 3720

March 17, 2017

John P. Nallen
Senior Executive Vice President and
Chief Financial Officer
Twenty-First Century Fox, Inc.
1211 Avenue of the Americas
New York, New York 10036

> Re: **Twenty-First Century Fox, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2016**
>   **Filed August 11, 2016**
>   **File No. 001-32352**

Dear Mr. Nallen:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2016

Segment Analysis, page 44

1.   Please revise the reconciliation of the non-GAAP measure Total Segment OIBDA to begin with income from continuing operations before income tax expense, the most directly comparable GAAP financial measure. Your current presentation places greater prominence on the non-GAAP measure and is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016. In addition, please revise the reconciliation in your next earnings release on Form 8-K.

Consolidated Statement of Operations, page 63

2.   We note that the line item "other, net" includes both operating and non-operating items. For better transparency, please revise the description of this line item to clearly indicate this fact. Please tell us your basis for not presenting operating and non-operating items separately. We note that you have included restructuring charges and an inventory impairment charge that appear to be more closely aligned with operating expenses.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Senior Staff Accountant at (202) 551-3371 or Terry French, Accounting Branch Chief at (202) 551-2838 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney at (202) 551-7237 or Celeste Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications